SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
           Information to be Included in Statements Filed Pursuant to
                   Rule 13d-1(a) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(a)


                             (Amendment No. ______)1


                            Macatawa Bank Corporation
                                (Name of Issuer)



                           Common Stock, no par value
                         (Title of Class of Securities)


                                   554225 10 2
                                 (CUSIP Number)

                              Benj. A. Smith , III
                             106 East Eighth Street
                                Holland, MI 49423
                                  616-396-0119
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 4, 1999
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continues on the following pages)

CUSIP NO. 554225 10 2                13D                       Page 2 of 5 Pages


1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
     Benj. A. Smith, III


2    Check the Appropriate Box if a Member of a Group              (a)  [ ]
     (See Instructions)                                            (b)  [ ]


3    SEC Use Only



4    Source of Funds (See Instructions)
     Personal Funds


5    Check if disclosure of legal proceeding is required pursuant
     To Item 2(d) or 2(e).


6    Citizenship or Place of Organization
     United States

         Number of            7    Sole Voting Power
                                   216,242 shares
         Shares
                              8    Shared Voting Power
         Beneficially              7,700 shares

         Owned by             9    Sole Dispositive Power
                                   159,942 shares
         Each Reporting
                             10    Shared Dispositive Power
         Person With               7,700 shares


11   Aggregate Amount Beneficially Owned by Each Reporting Person
          262,442 shares


12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [ ]
     (See Instructions)


13   Percent of Class Represented by Amount in Row (9)
          4.5 %


14   Type of Reporting Person (See Instructions)
           IN

Note:  All share ownership information is as of February 16, 2001.

CUSIP NO. 554225 10 2                13D                       Page 3 of 5 Pages


Item 1    Security and Issuer.

          This Schedule 13D relates to shares of the common stock (the "Common Stock"), of Macatawa Bank Corporation, a Michigan corporation (the "Issuer"), whose principal executive offices are located at 51 East Main Street, Zeeland MI 49464.

Item 2    Identity and Background.

          (a)  This Schedule 13D is being filed by Benj. A. Smith, III.

          (b) The address of Mr. Smith is 106 East Eighth Street, Holland, Michigan 49423.

          (c) Benj. A. Smith, III is a director and officer of the Issuer. Mr. Smith's principal occupation is sole owner and President of Smith & Associates Investment Management Services, an investment advisory firm.

          (d) During the last five years, Benj. A. Smith, III has not been convicted in a criminal proceeding.

          (e) During the last five years, Benj. A. Smith, III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Benj. A. Smith, III is a citizen of the United States.

Item 3    Source and Amount of Funds or Other Consideration.

               Mr. Smith acquired 66,442 shares of Common Stock for $730,242.50. All purchases were paid for with personal funds.

          During 1997, 20,000 shares were acquired at a cost of $200,000.

          The following acquisitions occurred during 1998:
          04/01 - 3,000 shares, 15% stock dividend, no cost
          04/01 - 2,450 shares, $24,500 cost
          04/07 - 5,000 shares, $50,000 cost
          04/15 - 7,500 shares, $75,000 cost
          07/08 - 600 shares, $8,760 cost
          07/28 - 5,000 shares, $78,125 cost

          The following purchases occurred during 1999:
          05/11 - 450 shares, $6,293.75 cost
          06/02 - 1,025 shares, $13,107.75 cost
          06/04 - 14,499 shares, $184,862.25 cost
          06/07 - 6,250 shares, $79,687.50 cost
          11/29 - 350 shares, $5,118.75 cost

          The following purchases occurred during 2000:
          01/10 - 68 shares, $1,512.50 cost
          05/03 - 250 shares, $3,275 cost

          Members of Mr. Smith's immediate family own an additional 70,200 shares of Macatawa Bank Corporation common stock.

          Benjamin A. Smith III is the controlling shareholder of Smith & Associates, an investment advisory firm, and Smith & Associates has voting power with respect to 94,800 shares of Macatawa Bank Corporation common stock owned by its clients.

CUSIP NO. 554225 10 2                13D                       Page 4 of 5 Pages


Item 4    Purpose of Transaction.

          The Common Stock was purchased for investment purposes.

Item 5    Interest in Securities of the Issuer:

          (a) Mr. Smith owns beneficially 262,442 shares, which is 7.3%, of the outstanding shares of Macatawa Bank Corporation Common Stock. The total includes options to purchase 31,000 shares. All share ownership information is as of February 16, 2001.

          (b) Mr. Smith has sole voting power with respect to 216,242 shares, shared voting power with respect to 7,700 shares, sole dispositive power with respect to 159,942 shares, and shared dispositive power with respect to 7,700 shares.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

               The Issuer's Stock Incentive Plan, the Issuer has granted Mr. Smith options to purchase 31,000 shares of the Issuer's Common Stock, all of which are currently exercisable.

Item 7    Materials to be filed as Exhibits:

          Exhibit 1    Macatawa Bank Corporation Stock Option Agreement.

          Exhibit 2 Macatawa Bank Corporation 1998 Directors' Stock Option Plan, incorporated by reference to Exhibit 10.2 to the Macatawa Bank Corporation Registration Statement on Form SB-2 (Registration No. 333-45755).

                                   SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 21,  2001

                                             /s/ Benj. A. Smith, III
                                             Benj. A. Smith, III

                                                                       Exhibit 1

                            MACATAWA BANK CORPORATION

                             STOCK OPTION AGREEMENT


     STOCK OPTION AGREEMENT, made as of this 19th day of November, 1998, between MACATAWA BANK CORPORATION (herein called the "Company") and BENAMIN A. SMITH III, a director of the Company (the "Optionee"). This Option is granted in substitution for an option granted under the Macatawa Bank Corporation Stock Compensation Plan on November 19, 1998 ("Original Option") to purchase the same number of shares and at the same price per share as set forth in this Option.

     IT IS AGREED AS FOLLOWS:

1.   Grant of Option

     Pursuant to the terms of this Agreement, the Company hereby grants to Optionee, the Option to purchase 25,000 Shares of the Company's common stock, no par value per share ("Option Shares")

2.   Purchase Price

     The purchase price of the Shares covered by this Option shall be $16.50 per share, which represents one hundred percent (100%) of the Fair Market Value of the Company's common stock on the date the Original Option was granted ("Grant Date").

3.   Additional Terms

     (a) Exercise Period

     The Option may be exercised and Option Shares may be purchased at any time and from time to time on or after November 19, 1999, and prior to November 19, 2008 ("Exercise Period"), subject to the following:

          (1) If Optionee dies, this Option shall remain exercisable at any time prior to November 19, 2008; and

          (2) This Option may not be exercised after November 18, 2008.

     (b) Procedure for Exercise

     Subject to the conditions of this Agreement, the Option may be exercised at any time and from time to time during the Exercise Period by delivering written notice to the Company, signed by Optionee, a Permitted Transferee, or Post-Death Representative, specifying the number of Option Shares to be purchased and accompanied by this Agreement.

     (c) Payment of Option Price

     The Option Price shall be paid in full either (1) in cash or (2) through the delivery of unencumbered shares of the Company's Stock owned by the person exercising this Option having a Fair Market Value on the date of exercise equal to the total exercise price, or (3) by a combination of (1) and (2) above, except that (i) any portion of the exercise price representing a fraction of a Share shall be paid in cash, and (ii) no Shares of Stock which have been held for less than six months may be delivered in payment of the exercise price. If approved by the Company's Board of Directors, payment of the exercise price of this Option may be made by a reduction in the number of Shares issuable upon exercise of this Option, based upon the Fair Market Value of the Stock on the last trading day preceding exercise of this Option.

4.   Transferability of Option

     Except as otherwise provided in this paragraph, this Option shall not be sold, pledged, assigned or transferred in any way, nor be assignable by operation of law or subject to execution, levy, attachment or similar process. Except as provided in this paragraph, any attempted sale, pledge, assignment or other transfer of this Option contrary to the terms hereof, and any execution, levy, attachment or similar process upon this Option, shall be null and void and without any effect. Notwithstanding the foregoing, this Option shall, subject to the conditions set forth in this paragraph 4, be transferable by the original Optionee by gift, or other transfer that involves no payment of consideration to the original Optionee, at any time to a Permitted Transferee. Payment of any consideration by a Permitted Transferee to the original Optionee is prohibited and any attempted transfer for consideration shall be void. A Permitted Transferee shall have no right to transfer the Option. A Permitted Transferee shall succeed to all rights and benefits (except the right to further transfer the Option) and be subject to all obligations, conditions and limitations of the original Optionee. However, such rights and benefits (except the rights to further transfer the Option) and obligations, conditions and limitations shall be determined as if the original Optionee continued to hold the Option. In order to transfer this Option, the Optionee must first give prior written notice to the Company's president or chief financial officer stating the name, address and tax identification or social security number of the proposed transferee and the relationship of the proposed transferee to the Optionee and certifying that the transfer involves no payment of consideration. This Option may not be transferred if the transfer would constitute a violation of any applicable federal or state securities or other law or valid regulation. As a condition to the transfer of this Option, the Company may require the proposed transferee to make any representations and warranties to the Company as the Company may deem to be required by applicable law or regulation. In such event, the Option may not be transferred unless and until the Company is satisfied with the correctness of any such representation and warranty. Moreover, the Company, in its discretion, may postpone the transfer of this Option until completion of such stock exchange listing, or registration, or other qualification under any state and/or federal law, rule or regulation as the Company may consider appropriate.

5.   Certain Definitions

     (a) Fair Market Value means the average of the last reported sales price of common stock as of the close of business for each of the last twenty (20) trading days ending the day immediately preceding the day as of which "Fair Market Value" is to be determined.

     (b) Permitted Transferee means either (i) the spouse, a child, or a grandchild of the Optionee (each an "Immediate Family Member"), (ii) a trust for the exclusive benefit of the Optionee and/or one or more Immediate Family Members, or (iii) a partnership or limited liability company whose only partners or members are the Optionee and/or one or more Immediate Family Members.

     (c) Post-Death Representative(s) means the executor(s) or administrator(s) of the Optionee's estate or the person or persons to whom the Optionee's rights under his Option pass by Optionee's will or the laws of descent and distribution.

     (d) Shares means shares of Stock.

     (e) Stock means authorized and unissued shares of common stock, no par value, of the Company and includes Shares which may be reacquired by the Company.

6.   Service as a Director

     Optionee acknowledges that nothing in this Agreement imposes upon the Company, its Board of Directors, or its shareholders any obligation to retain or elect the Optionee as director of the Company for any period.

7.   Adjustments

     The Company shall make appropriate and proportionate adjustments, to the number of Option Shares and the Option Price to reflect any Stock dividend, Stock split, or combination of Shares, merger, consolidation, or other change in the capitalization of the

Company. Any such adjustment shall be made in an equitable manner by the Company's Board of Directors whose determination shall be conclusive and binding on all concerned. In the event of any such adjustment, all new, substituted, or additional securities or other property to which Optionee is entitled under the Option shall be included in the term "Option Shares."

8.   Postponement of Delivery of Shares and Representations

     The Company, in its discretion, may postpone the issuance or delivery of Shares upon any exercise of this Option until completion of the registration, or other qualification of such shares under any state and/or federal law, rule, or regulation as the Company may consider appropriate. The Company may require any person exercising this Option to make such representations, including a representation that it is their intention to acquire Shares for investment and not with a view to distribution thereof, and furnish such information as it may consider appropriate in connection with the issuance or delivery of the Shares in compliance with applicable laws, rules and regulations. No Shares shall be issued unless the Company is satisfied with the accuracy of any such representations.

9.   Rights as a Shareholder

     The Optionee shall have no rights as a shareholder with respect to any Option Shares until the Optionee becomes the holder of record of such shares.

10.  Further Actions

     The parties agree to execute such further instruments and to take such further actions as may reasonably be required to carry out the intent of this Agreement.

11.  Notice

     Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by registered or certified mail with postage and fees prepaid, addressed to the other party hereto at the address set forth in this Agreement or at such other address as such party may designate by ten day's advance written notice to the other party.

12.  Successors and Assigns

     This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer set forth herein, be binding upon and inure to the benefit of Optionee's heirs, personal representatives, successors, and permitted assigns.

13.  Governing Law

     This Agreement and all documents contemplated hereby, and all remedies in connection therewith and all questions or transactions relating thereto, shall be construed in accordance with and governed by the laws of the state of Michigan.

14.  Entire Agreement

     This Agreement constitutes the entire understanding between the Optionee and the Company with respect to the Option Shares and supersedes all other agreements, whether written or oral, with respect to such Shares.

                                        MACATAWA BANK CORPORATION


                                        By: ___________________________________

                                          Its: ________________________________




The undersigned hereby acknowledges having read this Agreement and hereby agrees to be bound by all provisions set forth herein.

                                        OPTIONEE


                                        _______________________________________
                                        Signature

                                        Benjamin A. Smith III

                               Record of Exercise


                                                           Shares Subject to
Date        Number of Shares       Price Per Share         Option After Exercise
----        ----------------       ---------------         ---------------------